

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2018

Kishore Lulla
Chief Executive Officer
Eros International PLC
550 County Avenue
Secaucus, NJ 07094

> **Re: Eros International PLC**
> **Registration Statement on Form F-3**
> **Filed September 17, 2018**
> **File No. 333-227380**

Dear Mr. Lulla:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Peter W. Wardle, Esq.